UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 3*

Glowpoint, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

379887201
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13G is filed both as an amendment to the Reporting Person’s original Schedule 13G, filed May 27, 2011 (the “Original Filing”) and to replace the Schedule 13G filed February 18, 2014 (the “2014 Filing”) in its entirety. Due to a technical error, the 2014 Filing was filed as an original Schedule 13G, rather than as an amendment to the Original Filing.  The 2014 Filing does not report a new position acquired by the Reporting Person.

CUSIP No. 379887201
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Jason T. Adelman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or P lace of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 2,725,750
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 2,725,750
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,725,750
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.8%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.

(a)           Name of Issuer

Glowpoint, Inc.

(b)           Address of Issuer's Principal Executive Offices

1776 Lincoln Avenue, Suite 1300
Denver, Colorado, 80203

Item 2.

(a)           Name of Person Filing

Jason T. Adelman

(b)           Address of Principal Business Office or, if none, Residence

Cipher Capital Partners LLC
c/o Rothschild
1251 Avenue of the Americas, Suite 936
New York, NY 10020

(c)           Citizenship

New York

(d)           Title of Class of Securities

Common Stock, par value $0.001 per share

(e)           CUSIP Number

379887201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

(a)   Amount beneficially owned:

Mr. Adelman beneficially owns 2,725,750 shares in joint tenancy, with a right of survivorship, with Mr. Adelman's spouse, Cass G. Adelman. Of the total number of shares beneficially owned, 375,750 shares are held in trusts for Mr. Adelman's minor children. Mr. Adelman's spouse is the custodian of the trusts.

(b)   Percent of class:
7.8%. Based upon shares of the Issuer's common stock outstanding on December 31, 2013 as reported by Glowpoint, Inc. in the Prospectus filed with the Securities and Exchange Commission on November 14, 2013.

(c)    Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote

0

(ii)          Shared power to vote or to direct the vote

2,725,750

(iii)         Sole power to dispose or to direct the disposition of

0

(iv)          Shared power to dispose or to direct the disposition of

2,725,750

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014	By:	/s/ Jason T. Adelman
Jason T. Adelman